Exhibit 99.1

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars, except per share data	2004	2003	2004	2003
Sales and other operating revenues	$1,307	$954	$3,573	$2,856

Cost of sales	1,195	891	3,308	2,713
Selling, general and administrative expenses	55	34	149	121
Research and development expenses	8	9	24	26

	1,258	934	3,481	2,860

Operating income (loss)	49	20	92	(4)
Interest expense	(111)	(107)	(333)	(309)
Interest income	3	1	8	21
Other income (expense), net	(9)	2	(13)	15

Loss before equity investments and income taxes	(68)	(84)	(246)	(277)

Income (loss) from equity investments:
Equistar Chemicals, LP	54	(26)	93	(158)
LYONDELL-CITGO Refining LP	89	43	208	99
Other	1	(4)	3	(10)

	144	13	304	(69)

Income (loss) before income taxes	76	(71)	58	(346)
Provision for (benefit from) income taxes	26	(27)	20	(121)

Net income (loss)	$50	$(44)	$38	$(225)

Basic and diluted earnings (loss) per share	$0.28	$(0.27)	$0.21	$(1.40)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

Millions, except shares and par value data	September 30, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$531	$438
Accounts receivable:
Trade, net	471	365
Related parties	71	84
Inventories	369	347
Prepaid expenses and other current assets	70	82
Deferred tax assets	243	43

Total current assets	1,755	1,359
Property, plant and equipment, net	2,521	2,640
Investments and long-term receivables:
Investment in Equistar Chemicals, LP	985	965
Investment in PO joint ventures	826	866
Investment in and receivable from LYONDELL-CITGO Refining LP	161	232
Other investments and long-term receivables	89	85
Goodwill	1,080	1,080
Other assets, net	380	406

Total assets	$7,797	$7,633

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$307	$284
Related parties	166	147
Current maturities of long-term debt	100	—
Accrued liabilities	332	268

Total current liabilities	905	699
Long-term debt	3,952	4,151
Other liabilities	705	680
Deferred income taxes	1,003	792
Commitments and contingencies
Minority interest	142	155
Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 142,330,000 shares issued	142	142
Series B common stock, $1.00 par value, 80,000,000 shares authorized, 38,302,364 and 36,823,421 shares issued, respectively	38	37
Additional paid-in capital	1,597	1,571
Retained deficit	(569)	(474)
Accumulated other comprehensive loss	(78)	(54)
Treasury stock, at cost, 1,426,341 and 2,360,834 shares, respectively	(40)	(66)

Total stockholders’ equity	1,090	1,156

Total liabilities and stockholders’ equity	$7,797	$7,633

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the nine months ended September 30,
Millions of dollars	2004	2003
Cash flows from operating activities:
Net income (loss)	$38	$(225)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	186	184
(Income) losses from equity investments	(304)	69
Distributions of earnings from affiliates	281	101
Deferred income taxes	16	(122)
Gain on sale of equity interest	—	(18)
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	(98)	3
Inventories	(24)	12
Accounts payable	47	(5)
Accrued interest	74	79
Income taxes refundable, net of payable	2	36
Other assets and liabilities, net	38	22

Net cash provided by operating activities	256	136

Cash flows from investing activities:
Expenditures for property, plant and equipment	(43)	(247)
Distributions in excess of earnings from affiliates	105	118
Contributions and advances to affiliates	(32)	(102)
Proceeds from sale of equity interest	—	28
Maturity of other short-term investments	—	44

Net cash provided by (used in) investing activities	30	(159)

Cash flows from financing activities:
Dividends paid	(95)	(85)
Issuance of long-term debt	—	318
Repayment of long-term debt	(105)	(103)
Other	8	(3)

Net cash (used in) provided by financing activities	(192)	127

Effect of exchange rate changes on cash	(1)	3

Increase in cash and cash equivalents	93	107
Cash and cash equivalents at beginning of period	438	286

Cash and cash equivalents at end of period	$531	$393

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Preparation

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell Chemical Company (“Lyondell”) in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal, recurring adjustments, considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2003 included in the Lyondell 2003 Annual Report on Form 10-K.

2. Proposed Transaction with Millennium

In March 2004, Lyondell and Millennium Chemicals Inc. (“Millennium”) executed a definitive agreement for Lyondell to acquire Millennium in a stock-for-stock business combination. The proposed transaction is subject to approval by Lyondell and Millennium shareholders and other customary conditions. Lyondell and Millennium have obtained amendments to Lyondell’s and Millennium’s respective bank credit agreements and Lyondell’s accounts receivable sales facility that were required to permit the proposed transaction. Lyondell expects that the proposed transaction will close after the close of business on November 30, 2004; however, there can be no assurance that the proposed transaction will be completed.

3. Employee Stock Options

In the first quarter 2003, Lyondell adopted the “fair value” method of accounting for employee stock options, the preferred method as defined by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. Lyondell is using the prospective transition method, one of three alternatives under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, for a voluntary change to the fair value method. Under the prospective transition method, an estimate of the fair value of options granted to employees during 2003 and thereafter is charged to earnings over the related vesting periods. The effect of this change for the three- and nine-month periods ended September 30, 2004 and 2003 is shown in the table below.

Prior to 2003, Lyondell accounted for employee stock options under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost was recognized in connection with stock options granted prior to 2003 under Lyondell’s plans. The pro forma effect on net income and earnings per share of measuring compensation expense for such grants in the manner prescribed in SFAS No. 123 is summarized in the table below.

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars, except per share data	2004	2003	2004	2003
Reported net income (loss)	$50	$(44)	$38	$(225)
Add stock-based compensation expense included in net income (loss), net of tax	1	1	2	2
Deduct stock-based compensation expense using fair value method for all awards, net of tax	(1)	(2)	(2)	(6)

Pro forma net income (loss)	$50	$(45)	$38	$(229)

Basic and diluted earnings (loss) per share:
Reported	$0.28	$(0.27)	$0.21	$(1.40)
Pro forma	$0.28	$(0.28)	$0.21	$(1.42)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

4. Equity Interest in Equistar Chemicals, LP

Lyondell’s operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar Chemicals, LP (“Equistar”). Lyondell has a 70.5% interest in Equistar, while Millennium has a 29.5% interest. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes.

As described in Note 2, the partners have agreed to a transaction under which, if completed, Equistar, as well as Millennium, will become 100% owned consolidated subsidiaries of Lyondell.

Summarized financial information for Equistar follows:

Millions of dollars	September 30, 2004	December 31, 2003
BALANCE SHEETS
Total current assets	$1,491	$1,261
Property, plant and equipment, net	3,198	3,334
Investments and other assets, net	436	433

Total assets	$5,125	$5,028

Current maturities of long-term debt	$1	$—
Other current liabilities	814	754
Long-term debt	2,312	2,314
Other liabilities and deferred revenues	380	359
Partners’ capital	1,618	1,601

Total liabilities and partners’ capital	$5,125	$5,028

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
STATEMENTS OF INCOME
Sales and other operating revenues	$2,439	$1,642	$6,500	$4,880
Cost of sales	2,255	1,561	6,063	4,754
Selling, general and administrative expenses	47	47	129	131
Research and development expenses	8	10	23	29
(Gain) loss on asset dispositions	—	12	(4)	26

Operating income (loss)	129	12	289	(60)
Interest expense, net	(55)	(51)	(165)	(153)
Other (expense), net	(2)	(1)	(4)	(22)

Net income (loss)	$72	$(40)	$120	$(235)

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization	$81	$76	$234	$230
Expenditures for property, plant and equipment	28	28	69	62

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Lyondell’s income or loss from its investment in Equistar consists of Lyondell’s share of Equistar’s income or loss and accretion of the amount by which Lyondell’s underlying equity in Equistar’s net assets exceeds the carrying value of Lyondell’s investment in Equistar. At September 30, 2004, Lyondell’s underlying equity in Equistar’s net assets exceeded the carrying value of its investment in Equistar by approximately $156 million. This difference is being recognized in income over the next 14 years.

5. Equity Interest in LYONDELL-CITGO Refining LP

Lyondell’s refining operations are conducted through its joint venture ownership interest in LYONDELL-CITGO Refining LP (“LCR”). Lyondell has a 58.75% interest in LCR, while CITGO Petroleum Corporation (“CITGO”) has a 41.25% interest. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of the executive management of the partnership, Lyondell accounts for its investment in LCR using the equity method of accounting. As a partnership, LCR is not subject to federal income taxes.

Lyondell’s investment in and receivable from LCR consisted of the following:

Millions of dollars	September 30, 2004	December 31, 2003
Investment in LCR	$(68)	$3
Receivable from LCR	229	229

Investment in and receivable from LCR	$161	$232

Summarized financial information for LCR follows:

Millions of dollars	September 30, 2004	December 31, 2003
BALANCE SHEETS
Total current assets	$409	$316
Property, plant and equipment, net	1,209	1,240
Other assets	66	81

Total assets	$1,684	$1,637

Current maturities of long-term debt	$5	$—
Other current liabilities	662	386
Long-term debt	444	450
Loans payable to partners	264	264
Other liabilities	105	114
Partners’ capital	204	423

Total liabilities and partners’ capital	$1,684	$1,637

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
STATEMENTS OF INCOME
Sales and other operating revenues	$1,546	$1,030	$4,039	$3,118
Cost of sales	1,393	939	3,643	2,894
Selling, general and administrative expenses	14	14	45	42

Operating income	139	77	351	182
Interest expense, net	(6)	(8)	(24)	(27)
Other income	14	—	14	—

Net income	$147	$69	$341	$155

SELECTED ADDITIONAL INFORMATION
Depreciation and amortization	$29	$28	$87	$85
Expenditures for property, plant and equipment	13	8	42	36

Lyondell’s income from its investment in LCR consists of Lyondell’s share of LCR’s net income and accretion of the amount by which Lyondell’s underlying equity in LCR’s net assets exceeds the carrying value of Lyondell’s investment in LCR. At September 30, 2004, Lyondell’s underlying equity in LCR’s net assets exceeded the carrying value of its investment in LCR by approximately $259 million. This difference is being recognized in income over the next 24 years.

In May 2004, LCR refinanced its credit facilities with a new facility, consisting of a $450 million senior secured term loan and a $100 million senior secured revolver, which matures in May 2007. The term loan requires quarterly amortization payments of $1.125 million beginning in September 2004. The new facility replaced LCR’s $450 million term loan facility and $70 million revolving credit facility, which were scheduled to mature in June 2004, is secured by substantially all of the assets of LCR and contains covenants that require LCR to maintain specified financial ratios. In September 2004, LCR obtained an amendment to the new facility that reduced the interest rate and eased certain financial covenants, including the debt-to-total-capitalization ratio.

As part of the May 2004 refinancing, Lyondell and CITGO also extended the maturity of the loans payable to partners, including $229 million payable to Lyondell and $35 million payable to CITGO, from July 2005 to January 2008.

6. Accounts Receivable

During the third quarter 2004, Lyondell amended its accounts receivable sales facility, increasing it from $100 million to $150 million. The $150 million accounts receivable sales facility currently permits the sale of up to $125 million of total interest in its eligible domestic accounts receivable, which amount would decline by $25 million if Lyondell’s credit facility were fully drawn. The outstanding amount of receivables sold under the facility was $75 million as of September 30, 2004 and December 31, 2003. In addition, in June 2004, Lyondell’s accounts receivable sales facility was amended to permit the proposed transaction with Millennium, as described in Note 2.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

7. Inventories

Inventories consisted of the following components:

Millions of dollars	September 30, 2004	December 31, 2003
Finished goods	$270	$269
Work-in-process	7	7
Raw materials	52	33
Materials and supplies	40	38

Total inventories	$369	$347

8. Deferred Tax Assets

Beginning in the third quarter of 2004, Lyondell’s pre-tax earnings, after taking into account applicable permanent tax differences, resulted in a provision for related income tax effects. This provision, and the resulting provision relating to pre-tax earnings for the nine months ended September 30, 2004, will be substantially offset, for tax return purposes, by the utilization of net operating loss carryforwards. Previously recognized benefits of approximately $200 million have been reclassified from non-current net deferred tax liabilities to current deferred tax assets, to allow for the estimated amount of net operating loss carryforwards that may be utilized within the next year.

9. Property, Plant and Equipment, Net

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows:

Millions of dollars	September 30, 2004	December 31, 2003
Land	$11	$11
Manufacturing facilities and equipment	3,405	3,453
Construction in progress	52	15

Total property, plant and equipment	3,468	3,479
Less accumulated depreciation	(947)	(839)

Property, plant and equipment, net	$2,521	$2,640

Depreciation and amortization is summarized as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2004	2003	2004	2003
Property, plant and equipment	$39	$50	$126	$133
Investment in PO joint ventures	11	9	33	24
Turnaround costs	3	3	9	10
Software costs	3	2	8	7
Other	3	2	10	10

Total depreciation and amortization	$59	$66	$186	$184

In addition, amortization of debt issuance costs of $5 million and $4 million for the three-month periods ended September 30, 2004 and 2003, respectively, and $14 million and $12 million for the nine-month periods ended September 30, 2004 and 2003, respectively, is included in interest expense in the Consolidated Statements of Income.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

10. Long-Term Debt

Long-term debt consisted of the following:

Millions of dollars	September 30, 2004	December 31, 2003
Bank credit facility:
Revolving credit facility	$—	$—
Other debt obligations:
Senior Secured Notes, Series A due 2007, 9.625%	900	900
Senior Secured Notes, Series B due 2007, 9.875%	900	1,000
Senior Secured Notes due 2008, 9.5%	730	730
Senior Secured Notes due 2012, 11.125%	278	278
Senior Secured Notes due 2013, 10.5%	325	325
Senior Subordinated Notes due 2009, 10.875%	500	500
Debentures due 2005, 9.375%	100	100
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8%	225	225
Other	2	2
Unamortized discount	(8)	(9)

Total long-term debt	4,052	4,151
Less current maturities	100	—

Long-term debt, net	$3,952	$4,151

In September 2004, Lyondell prepaid $100 million of the 9.875% Senior Secured Notes, Series B, which mature in 2007, as well as a $5 million prepayment premium, and wrote off $1 million of unamortized debt issuance costs. Also in September 2004, Lyondell called an additional $100 million of the 9.875% Senior Secured Notes, Series B, for prepayment. The debt and a prepayment premium of $5 million were paid in October 2004.

In February 2004, in response to ongoing adverse conditions in the industry, Lyondell obtained amendments to its credit facility to provide additional financial flexibility by easing certain financial ratio requirements. In June 2004, Lyondell obtained an amendment to its credit facility to permit the proposed transaction with Millennium as described in Note 2.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

11. Pension and Other Postretirement Benefits

Net periodic pension and other postretirement benefit costs included the following components for the periods presented:

	Pension Benefits				Other Postretirement Benefits
	For the three months ended September 30,		For the nine months ended September 30,		For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2004	2003	2004	2003	2004	2003	2004	2003
Components of net periodic benefit cost:
Service cost	$6	$5	$19	$15	$1	$1	$2	$2
Interest cost	10	9	30	28	1	1	4	4
Recognized gain on plan assets	(6)	(6)	(20)	(18)	—	—	—	—
Actuarial and investment loss (gain) amortization	5	7	16	19	(1)	(1)	(1)	(1)

Net periodic benefit cost	$15	$15	$45	$44	$1	$1	$5	$5

Lyondell previously disclosed, in its financial statements for the year ended December 31, 2003, that it expected to contribute approximately $57 million to its pension plans in 2004. Lyondell currently estimates that its 2004 pension contributions will total approximately $43 million.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was enacted in December 2003. In January 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. As permitted by FSP FAS 106-1, Lyondell elected to defer recognition of the effects of the Act in accounting for its plans until the FASB developed and issued authoritative guidance on accounting for subsidies provided by the Act. In May 2004, the FASB issued FSP FAS 106-2 of the same title, which gave final guidance on accounting for subsidies under the Act and requires Lyondell to implement its provisions no later than the third quarter 2004, if the effects are significant. Lyondell does not expect the Act to have a significant effect on its financial statements. Through September 30, 2004, the accumulated postretirement benefit obligation and the net periodic postretirement benefit costs do not reflect any potential benefit associated with the subsidy.

12. Commitments and Contingencies

Crude Supply Agreement—Under a crude supply agreement (“Crude Supply Agreement” or “CSA”), PDVSA Petróleo, S.A. (“PDVSA Oil”) is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil, which constitutes approximately 86% of LCR’s rated crude oil refining capacity of 268,000 barrels per day. Since April 1998, PDVSA Oil has, from time to time, declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. At such times, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. In certain circumstances, PDVSA Oil made payments to LCR under a different provision of the CSA in partial compensation for such reductions.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

LCR has consistently contested the validity of the reductions in deliveries by PDVSA Oil and Petróleos de Venezuela, S.A. (“PDVSA”) under the CSA. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, in February 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the force majeure declarations, which LCR is continuing to litigate.

From time to time, Lyondell and PDVSA have had discussions covering both a restructuring of the CSA and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur.

Depending on then-current market conditions, any breach or termination of the CSA, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil in the merchant market, which could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell. There can be no assurance that alternative crude oil supplies with similar margins would be available for purchase by LCR. During the first nine months of 2004, Lyondell received crude oil under the CSA at or above contract rates.

Indemnification Arrangements Relating to Equistar—Lyondell, Millennium and Occidental Petroleum Corporation (together with its subsidiaries and affiliates, collectively “Occidental”) have each agreed to provide certain indemnifications or guarantees thereof to Equistar with respect to the petrochemicals and polymers businesses they each contributed. In addition, Equistar agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions that are filed prior to December 1, 2004 as to Lyondell and Millennium, and May 15, 2005 as to Occidental, to the extent the aggregate thereof does not exceed $7 million for each entity, subject to certain terms of the respective asset contribution agreements. As of September 30, 2004, Equistar had incurred the full $7 million with respect to the business contributed by Lyondell. Lyondell, Millennium, Occidental and Equistar remain liable under these indemnification or guarantee arrangements to the same extent as they were before Lyondell’s August 2002 acquisition of Occidental’s interest in Equistar and will continue to remain liable to the same extent after the closing of the proposed transaction between Lyondell and Millennium – see Note 2 – except that Lyondell will own 100% of Millennium and Equistar.

Environmental Remediation—As of September 30, 2004, Lyondell’s environmental liability for future remediation costs at current and former plant sites and a limited number of Superfund sites totaled $19 million. Substantially all amounts accrued are expected to be incurred over the next ten years. In the opinion of management, there is currently no material estimable range of possible loss in excess of the liabilities recorded for environmental remediation. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act—The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”) under a “one-hour” ozone standard. Emission reduction controls for nitrogen oxides (“NOx”), which contribute to ozone formation, must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region prior to a November 2007 compliance deadline for the one-hour ozone standard. Revised rules adopted by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Under the revised 80% standard, Lyondell estimates that the incremental capital expenditures would range between $250 million and $300 million for Lyondell, Equistar and LCR, collectively.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

The following table summarizes the range of projected capital expenditures for Lyondell and its joint ventures to comply with the one-hour ozone standard and the 80% NOx emission reduction requirements:

Millions of dollars	Range of Estimates
NOx capital expenditures – 100% basis:
Lyondell	$35 - 45
Equistar	165 - 200
LCR	50 - 55

Total NOx capital expenditures	$250 - 300

NOx capital expenditures – Lyondell proportionate share:
Lyondell – 100%	$35 - 45
Equistar – 70.5%	115 - 140
LCR – 58.75%	30 - 35

Total Lyondell proportionate share of NOx capital expenditures	$180 - 220

Cumulative capital expenditures through September 30, 2004 by Lyondell, Equistar and LCR relating to NOx emission reductions totaled $27 million, $96 million and $12 million, respectively. Lyondell’s proportionate share of the cumulative spending through September 30, 2004 totaled $101 million.

The above range of estimates could be affected by increased costs for stricter proposed controls over highly reactive, volatile organic compounds (“HRVOCs”). The regulatory agency for the state of Texas, the Texas Commission on Environmental Quality (“TCEQ”), plans to finalize the HRVOC rules by December 2004. Lyondell, Equistar and LCR are still assessing the impact of the proposed HRVOC revisions. In addition, in April 2004, the EPA designated the eight-county Houston/Galveston region a moderate non-attainment area under an “eight-hour” ozone standard. As a result, the TCEQ must submit a plan to the EPA in 2007 to demonstrate compliance with the eight-hour ozone standard in 2010. The TCEQ is continuing with its current plan to revise the HRVOC rules in 2004. The timing and amount of the estimated expenditures are subject to these regulatory and other uncertainties, as well as to obtaining the necessary permits and approvals. There can be no assurance as to the ultimate cost of implementing any plan developed to comply with the final ozone standards.

The Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as methyl tertiary butyl ether (“MTBE”), in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain U.S. states have banned the use of MTBE, while other U.S. federal and state governmental initiatives have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or also ban the use of MTBE. During 2003, the U.S. House of Representatives and the U.S. Senate produced an energy bill that would have phased out the use of MTBE over 10 years, but also provided limited liability protection for MTBE. The House of Representatives passed the bill as reported out of conference, but the Senate has not. Various versions of an energy bill have been considered in the Senate in 2004 that would phase out use of MTBE, but would not provide liability protection. The final form and timing of the reconciliation of these competing versions of the energy bill in the U.S. Congress is uncertain.

At the state level, a number of states have legislated MTBE bans. Of these, several are midwest states that use ethanol as the oxygenate of choice. Therefore, bans in these states do not impact MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective January 1, 2004. These bans started to negatively affect MTBE demand during late 2003. In addition, in 2003 several major oil companies substantially reduced or discontinued the use of MTBE in gasoline produced for California markets, negatively affecting 2003 demand. Lyondell estimates that, in 2003, California, Connecticut and New York combined represented

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

approximately one-fourth of U.S. MTBE industry demand. Other states have enacted or have proposed future MTBE bans and gasoline blenders in these states are making decisions that would lead to deselection of MTBE, which also will negatively impact U.S. MTBE industry demand.

At this time, Lyondell cannot predict the full impact that these potential U.S. federal and state governmental initiatives and state bans will have on MTBE margins or volumes longer term. Lyondell’s North American MTBE sales represented approximately 17% of its total revenues for 2003 and for the first nine months of 2004. Lyondell intends to continue marketing MTBE in the U.S. In the short term, in response to market conditions, Lyondell is capable of adjusting, within design limits, the relative ratios of propylene oxide (“PO”) and tertiary butyl alcohol (“TBA”) produced at its PO/TBA plants. It can also shift more of its PO production to PO/Styrene Monomer (“SM”) plants from PO/TBA plants, as necessary. This flexibility has increased with the fourth quarter 2003 startup of the Maasvlakte PO/SM plant. However, should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make capital expenditures to add the flexibility to produce alternative gasoline blending components, such as iso-octane, iso-octene (also known as “di-isobutylene”) or ethyl tertiary butyl ether (“ETBE”), at its U.S.-based MTBE plant. The current estimated costs for converting Lyondell’s U.S.-based MTBE plant to di-isobutylene production is less than $20 million, whereas the current estimated costs for converting to iso-octane production range from $65 million to $75 million. Lyondell’s U.S.-based MTBE plant could be converted to ETBE production with minimal capital expenditure. Lyondell is pursuing ETBE viability through legislative efforts. One key hurdle was equal access to the federal subsidy provided for ethanol blended into gasoline for the ethanol component of ETBE, which was addressed in recently enacted tax legislation. Lyondell is currently evaluating the effects of the new tax legislation, as well as the di-isobutylene alternative, prior to making any ultimate decision, which will be influenced by further regulatory and market developments. The profit contribution related to alternative gasoline blending components is likely to be lower than that historically realized on MTBE.

The Clean Air Act also specified certain emissions standards for vehicles and, in 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary. New standards for gasoline were finalized in 1999 and required refiners to phase in production of a lower sulfur-content gasoline in 2004, with final compliance by 2007. A new “on-road” diesel standard was adopted in January 2001 and will require refiners of on-road diesel fuel to produce 80% as ultra low sulfur diesel by June 2006 and 100% by the end of 2009. The off-road diesel fuel standards, which were finalized during the second quarter of 2004, provide for phased implementation from 2007 to 2014. These gasoline and diesel fuel standards will result in increased capital investment for LCR.

LCR currently estimates that capital spending to comply with the low sulfur gasoline standard and the new diesel fuel standards will range between $165 million and $205 million. In 2003, LCR developed alternative approaches to complying with the low sulfur gasoline standard and the new diesel fuel standard that led to an approximate $300 million reduction in overall estimated capital expenditures for these projects. As a result, LCR recognized impairment of value of $25 million of project costs incurred, which are not included in the current estimate. LCR has spent approximately $36 million, excluding the $25 million charge, as of September 30, 2004 for both the gasoline and diesel fuel standards projects. Lyondell’s 58.75% share of these incremental capital expenditures for these projects is not expected to exceed $120 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s business may also be impacted if these standards increase the cost for processing fuel components.

General—Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material effect on the financial position, liquidity or results of operations of Lyondell.

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell’s results of operations for that period, which may be mitigated by contribution or indemnification obligations of others, or by any insurance coverage that may be available.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

13. Per Share Data

Basic earnings per share for the periods presented are computed based upon the weighted average number of shares of original common stock and Series B common stock outstanding during the periods. Diluted earnings per share also include the effect of outstanding stock options and warrants and restricted stock. Outstanding stock options, warrants and restricted stock had no effect on the calculation of the diluted loss per share for the three- and nine-month periods ended September 30, 2003.

Earnings per share data and dividends declared per share of common stock were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
Weighted average shares, in millions:
Basic	178.1	161.6	177.5	161.0
Diluted	179.9	161.6	178.7	161.0

Basic and diluted earnings (loss) per share	$0.28	$(0.27)	$0.21	$(1.40)

Dividends declared per share of common stock	$0.225	$0.225	$0.675	$0.675

Warrants to purchase five million shares of original common stock were outstanding at September 30, 2004, but were not included in the diluted earnings per share calculation, because the exercise price was greater than the average market price of the common stock and, therefore, the effect would have been antidilutive.

14. Comprehensive Income

The components of the comprehensive income (loss) were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2004	2003	2004	2003
Net income (loss)	$50	$(44)	$38	$(225)
Other comprehensive gain (loss):
Foreign currency translation gain (loss)	20	22	(22)	141
Other	—	—	(2)	—

Total other comprehensive income (loss)	20	22	(24)	141

Comprehensive income (loss)	$70	$(22)	$14	$(84)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

15. Segment and Related Information

Lyondell operates in four reportable segments:

•	Intermediate chemicals and derivatives (“IC&D”), including PO, propylene glycol, propylene glycol ethers, butanediol, toluene diisocyanate, styrene, and MTBE and other TBA derivatives;

•	Petrochemicals, which include ethylene, ethylene glycol, ethylene oxide and derivatives, propylene, butadiene, and aromatics;

•	Polymers, which primarily include polyethylene; and

•	Refining of crude oil.

Lyondell’s entire $1.1 billion balance of goodwill is allocated to the IC&D segment.

Summarized financial information concerning reportable segments is shown in the following table:

Millions of dollars	IC&D	Petrochemicals	Polymers	Refining	Unallocated	Total
For the three months ended September 30, 2004:
Sales and other operating revenues	$1,307	$—	$—	$—	$—	$1,307
Operating income	49	—	—	—	—	49
Income (loss) from equity investments	1	93	23	89	(62)	144

For the three months ended September 30, 2003:
Sales and other operating revenues	$954	$—	$—	$—	$—	$954
Operating income	20	—	—	—	—	20
Income (loss) from equity investments	(4)	46	(14)	43	(58)	13

For the nine months ended September 30, 2004:
Sales and other operating revenues	$3,573	$—	$—	$—	$—	$3,573
Operating income	92	—	—	—	—	92
Income (loss) from equity investments	3	262	9	208	(178)	304

For the nine months ended September 30, 2003:
Sales and other operating revenues	$2,856	$—	$—	$—	$—	$2,856
Operating loss	(4)	—	—	—	—	(4)
Income (loss) from equity investments	(10)	84	(57)	99	(185)	(69)

“Income (loss) from equity investments - Unallocated” as presented above consists of Equistar items not allocated to segments, principally general and administrative expenses and interest expense, net.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

16. Supplemental Guarantor Information

ARCO Chemical Technology Inc. (“ACTI”), ARCO Chemical Technology L.P. (“ACTLP”) and Lyondell Chemical Nederland, Ltd. (“LCNL”) are guarantors, jointly and severally, (collectively “Guarantors”) of the following (see Note 10):

-	Senior Secured Notes, Series A due 2007, 9.625%
-	Senior Secured Notes, Series B due 2007, 9.875%
-	Senior Secured Notes due 2008, 9.5%
-	Senior Secured Notes due 2012, 11.125%
-	Senior Secured Notes due 2013, 10.5%, and
-	Senior Subordinated Notes due 2009, 10.875%.

LCNL, a Delaware corporation and a 100% owned subsidiary of Lyondell, owns a Dutch subsidiary that operates chemical production facilities near Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. The Guarantors are all 100% owned subsidiaries of Lyondell. The guarantees are joint and several and full and unconditional. The following condensed consolidating financial information present supplemental information for the Guarantors as of September 30, 2004 and December 31, 2003 and for the three-month and nine-month periods ended September 30, 2004 and 2003. Certain amounts from prior periods have been reclassified to conform to current period presentations.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)

BALANCE SHEET

As of September 30, 2004

Millions of dollars	Lyondell	Guarantors	Non - Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$1,127	$283	$345	$—	$1,755
Property, plant and equipment, net	798	824	899	—	2,521
Investments and long-term receivables	5,404	275	1,807	(5,425)	2,061
Goodwill	723	349	8	—	1,080
Other assets	273	75	32	—	380

Total assets	$8,325	$1,806	$3,091	$(5,425)	$7,797

Current maturities of long-term debt	$100	$—	$—	$—	$100
Other current liabilities	512	190	103	—	805
Long-term debt	3,950	—	2	—	3,952
Other liabilities	634	45	26	—	705
Deferred income taxes	714	173	116	—	1,003
Intercompany liabilities (assets)	1,325	102	(1,427)	—	—
Minority interest	—	26	142	(26)	142
Stockholders’ equity	1,090	1,270	4,129	(5,399)	1,090

Total liabilities and stockholders’ equity	$8,325	$1,806	$3,091	$(5,425)	$7,797

BALANCE SHEET

As of December 31, 2003

Millions of dollars	Lyondell	Guarantors	Non - Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$824	$223	$312	$—	$1,359
Property, plant and equipment, net	817	879	944	—	2,640
Investments and long-term receivables	5,201	294	1,873	(5,220)	2,148
Goodwill	723	349	8	—	1,080
Other assets	271	76	59	—	406

Total assets	$7,836	$1,821	$3,196	$(5,220)	$7,633

Current liabilities	$441	$142	$116	$—	$699
Long-term debt	4,149	—	2	—	4,151
Other liabilities	609	44	27	—	680
Deferred income taxes	517	185	90	—	792
Intercompany liabilities (assets)	964	274	(1,238)	—	—
Minority interest	—	24	155	(24)	155
Stockholders’ equity	1,156	1,152	4,044	(5,196)	1,156

Total liabilities and stockholders’ equity	$7,836	$1,821	$3,196	$(5,220)	$7,633

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF INCOME

For the Three Months Ended September 30, 2004

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$749	$398	$292	$(132)	$1,307
Cost of sales	687	366	274	(132)	1,195
Selling, general and administrative expenses	40	6	9	—	55
Research and development expenses	9	(1)	—	—	8

Operating income	13	27	9	—	49
Interest income (expense), net	(108)	—	—	—	(108)
Other income (expense), net	(34)	—	25	—	(9)
Income from equity investments	143	51	93	(143)	144
Intercompany income (expense)	(14)	1	13	—	—
(Benefit from) provision for income taxes	(50)	27	49	—	26

Net income	$50	$52	$91	$(143)	$50

STATEMENT OF INCOME

For the Three Months Ended September 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$574	$272	$252	$(144)	$954
Cost of sales	599	255	181	(144)	891
Selling, general and administrative expenses	16	5	13	—	34
Research and development expenses	9	—	—	—	9

Operating income (loss)	(50)	12	58	—	20
Interest income (expense), net	(112)	5	1	—	(106)
Other income (expense), net	(10)	3	9	—	2
Income (loss) from equity investments	76	29	(16)	(76)	13
Intercompany income (expense)	(18)	2	16	—	—
(Benefit from) provision for income taxes	(70)	19	24	—	(27)

Net income (loss)	$(44)	$32	$44	$(76)	$(44)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF INCOME

For the Nine Months Ended September 30, 2004

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$2,117	$1,093	$801	$(438)	$3,573
Cost of sales	1,940	1,012	794	(438)	3,308
Selling, general and administrative expenses	105	18	26	—	149
Research and development expenses	25	(1)	—	—	24

Operating income (loss)	47	64	(19)	—	92
Interest income (expense), net	(328)	—	3	—	(325)
Other income (expense), net	(65)	(3)	54	1	(13)
Income from equity investments	298	134	171	(299)	304
Intercompany income (expense)	(54)	14	40	—	—
(Benefit from) provision for income taxes	(140)	73	87	—	20

Net income	$38	$136	$162	$(298)	$38

STATEMENT OF INCOME

For the Nine Months Ended September 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$1,734	$796	$791	$(465)	$2,856
Cost of sales	1,802	750	626	(465)	2,713
Selling, general and administrative expenses	63	18	40	—	121
Research and development expenses	26	—	—	—	26

Operating income (loss)	(157)	28	125	—	(4)
Interest income (expense), net	(307)	15	4	—	(288)
Other income (expense), net	(42)	5	51	1	15
Income (loss) from equity investments	152	101	(169)	(153)	(69)
Intercompany income (expense)	(74)	25	49	—	—
(Benefit from) provision for income taxes	(203)	61	21	—	(121)

Net income (loss)	$(225)	$113	$39	$(152)	$(225)

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2004

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Net income	$38	$136	$162	$(298)	$38
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	54	52	80	—	186
Income from equity investments	(298)	(134)	(171)	299	(304)
Distributions of earnings from affiliates	38	134	148	(39)	281
Deferred income taxes	(140)	73	83	—	16
Intercompany (receivables) payables, net	550	(253)	(297)	—	—
Net changes in other assets and liabilities	67	(5)	(23)	—	39

Net cash provided by (used in) operating activities	309	3	(18)	(38)	256

Expenditures for property, plant and equipment	(38)	(2)	(3)	—	(43)
Distributions in excess of earnings from affiliates	—	5	100	—	105
Contributions and advances to affiliates	—	(1)	(69)	38	(32)

Net cash provided by (used in) investing activities	(38)	2	28	38	30

Repayment of long-term debt	(105)	—	—	—	(105)
Dividends paid	(95)	—	—	—	(95)
Other	8	—	—	—	8

Net cash used in financing activities	(192)	—	—	—	(192)

Effect of exchange rate changes on cash	—	(2)	1	—	(1)

Increase in cash and cash equivalents	$79	$3	$11	$—	$93

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2003

Millions of dollars	Lyondell	Guarantors	Non- Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(225)	$113	$39	$(152)	$(225)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	58	39	87	—	184
(Income) loss from equity investments	(152)	(101)	169	153	69
Distributions of earnings from affiliates	102	113	(11)	(103)	101
Deferred income taxes	(203)	62	19	—	(122)
Gain on sale of equity interest	—	—	(18)	—	(18)
Intercompany (receivables) payables, net	170	83	(247)	(6)	—
Net changes in other assets and liabilities	163	(15)	(7)	6	147

Net cash provided by (used in) operating activities	(87)	294	31	(102)	136

Expenditures for property, plant and equipment	(15)	(223)	(9)	—	(247)
Distributions in excess of earnings from affiliates	—	—	118	—	118
Contributions and advances to affiliates	—	(77)	(127)	102	(102)
Proceeds from sale of equity interest	—	—	28	—	28
Maturity of other short-term investments	44	—	—	—	44

Net cash provided by (used in) investing activities	29	(300)	10	102	(159)

Dividends paid	(85)	—	—	—	(85)
Issuance of long-term debt	318	—	—	—	318
Repayment of long-term debt	(103)	—	—	—	(103)
Other	(3)	—	—	—	(3)

Net cash provided by financing activities	127	—	—	—	127

Effect of exchange rate changes on cash	—	—	3	—	3

Increase (decrease) in cash and cash equivalents	$69	$(6)	$44	$—	$107